
10012935

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 200549


SEC MAIL PROCESSING
RECEIVED
JUN 21 2010
WASH, D.C.
211
SECTION

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from ________________ to ____________________.

Commission file number 1-6140

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Dillard's, Inc. Investment & Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas 72201

REQUIRED INFORMATION

1. An audited Statement of Net Assets Available for Benefits as of December 31, 2009 and December 31, 2008 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

2. An audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009 for the Dillard's, Inc. Investment & Employee Stock Ownership Plan, prepared in accordance with the financial reporting requirements of ERISA is attached.

Exhibits

23.1 Consent of Deloitte & Touche LLP
23.2 Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dillard's, Inc. Investment & Employee Stock Ownership Plan



Date: June 18, 2010

Phillip R. Watts
Secretary, Administrative Committee

Dillard's, Inc. Investment & Employee Stock Ownership Plan

Plan No. 111

Financial Statements as of December 31, 2009 and 2008, and for the year ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Dillard's, Inc. Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dillard's, Inc. Investment and Employee Stock Ownership Plan (the "Plan") at December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan at December 31, 2008 and for the year then ended were audited by other auditors whose report dated June 18, 2009 expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
June 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor and Participants of
Dillard's, Inc. Investment & Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") as of December 31, 2008. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.



Dallas, Texas
June 18, 2009

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Investments, at fair value:		
Mutual funds	$ 129,376,465	$ 92,488,689
Dillard's, Inc. common stock	308,624,247	57,283,935
Common collective trust funds	79,133,006	69,442,259
Participant loans	10,380,958	9,492,414
Cash and cash equivalents	495,612	663,170
Total investments	528,010,288	229,370,467
Receivables:		
Employer contributions	435,204	-
Participant contributions	594,466	-
Accrued interest & dividends	679,352	573,977
Sales of securities not yet settled	652,098	88,169
Total receivables	2,361,120	662,146
Total assets	530,371,408	230,032,613
LIABILITIES		
Administrative expenses payable	(58,090)	(18,221)
NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	530,313,318	230,014,392
Adjustment from fair value to contract value for funds invested in fully benefit-responsive investment contracts (See Note 2)	5,270,372	10,735,746
NET ASSETS AVAILABLE FOR BENEFITS	$535,583,690	$240,750,138

The accompanying notes are an integral part of these financial statements.

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:	
INVESTMENT INCOME:	
Net appreciation in fair value of investments	265,319,746
Interest and dividends	6,666,519
Other	91,187
Participant loan interest	669,657
Total investment income	272,747,109
CONTRIBUTIONS:	
Participant	28,218,584
Employer	13,847,935
Total contributions	42,066,519
PLAN MERGER:	
Transfer of assets from CDI Contractor's, LLC 401(k) Retirement Plan	13,798,882
Total additions	328,612,510
DEDUCTIONS:	
Distributions to participants	(32,187,881)
Deemed distributions	(272,627)
Administrative expenses	(1,318,450)
Total deductions	(33,778,958)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	294,833,552
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$240,750,138
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$535,583,690

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PLAN

The following description of the Dillard's, Inc. Investment & Employee Stock Ownership Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan document, which is available from the Plan administrator.

General - The Plan is a defined contribution plan covering employees of Dillard's, Inc. and participating subsidiaries (collectively, the "Company" or "Plan Sponsor") upon employment, if the employee is not covered by a collective bargaining agreement. The Plan was established under Section 401(a) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 2009, the Plan Sponsor amended the Plan, to allow participants to diversify all or a portion of any employer matching contributions and earnings thereon without meeting any service requirements. The Plan was also amended to reflect that the accounts intended to constitute an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code include the portion of any accounts which are invested in Dillard's, Inc. common stock.

Prior to January 1, 2009, the PAYSOP/PROF Share Accounts, Basic Pre-Tax and After-Tax Accounts, Voluntary Pre-Tax Accounts, Post-2000 Dividend accounts and all Employer Match (other than the Mercantile Match Account) and Stock Bonus Accounts constituted an employee stock ownership plan ("ESOP") as described in Section 4975 of the Internal Revenue Code. All other accounts were non-ESOP Accounts.

Effective January 1, 2008, the Plan was amended to include a qualified automatic contribution arrangement, vesting of Company match contributions made after January 1, 2008 under a two year "cliff vesting" schedule, and a new Company match formula. Under this new formula, employees who are eligible to receive Company matching contributions will be matched 100% on the first 1% of a participant's eligible earnings contributed to the Plan and 50% on the next 5% of a participant's eligible earnings contributed to the Plan, for a maximum Company contribution of 3½%. Participants may contribute up to 75% (in increments of one percentage point) of their eligible earnings, not to exceed statutory maximums.

Contributions - Plan contributions include the following:

Basic Salary Deferral Contributions – Participants may elect to make Basic Salary Deferral Contributions, which are salary deferral contributions that participants invest in Dillard's, Inc. common stock, of up to six percent of participants' compensation. For each participant age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, Basic Salary Deferral Contributions are matched. Company matching contributions are also invested in Dillard's, Inc. common stock.

If an employee does not make an election regarding participation in the Plan, then after the employee has attained age 21 or older with at least 1,000 hours of service within twelve months or any calendar year thereafter, the employee will be automatically enrolled into the Plan with a 3% Basic Salary Deferral Contribution rate which will be in effect until the last day of the Plan Year following the Plan Year in which the employee was first automatically enrolled. If the participant does not make an election otherwise, their contribution rate will be increased by 1% for each of the next three following Plan Years to achieve a maximum rate of 6%.

Voluntary Salary Deferral Contributions – Participants may elect to make Voluntary Salary Deferral Contributions, which are salary deferral contributions that participants make until they have met the eligibility requirements for Basic Salary Deferral Contributions. Once a participant has met the eligibility requirements for Basic Salary Deferral Contributions, their Voluntary Salary Deferral Contributions are any deferral contributions in excess of 6% of their eligible pay. Voluntary Deferral Contributions are invested in various investment options as directed by the participant. The Company does not match Voluntary Salary Deferral Contributions. Eligible employees may make Voluntary Salary Deferral Contributions as soon as administratively feasible without meeting any age or service requirements. If participants do not make an investment direction for their Voluntary Salary Deferral Contributions, the funds will be invested into the Goal Manager Conservative to Moderate Investment Model (see Investment Options below).

Basic After-Tax and Voluntary After-Tax Contributions – If Voluntary Salary Deferral Contributions and/or Basic Salary Deferral Contributions exceed the maximum pre-tax contributions statutory dollar limit, then Voluntary and Basic contributions will continue for the rest of the plan year on an after-tax basis as Voluntary and Basic After-Tax Contributions for non-highly compensated employees only. If Basic Salary Deferral Contributions are being made, participants will continue to receive matching contributions on their Basic After-Tax Contributions for non-highly compensated employees only.

Rollover Contributions – Eligible employees may make Rollover Contributions to the Plan of funds distributed to them from another qualified retirement plan or from an IRA.

Investment Options – Participants may diversify both their Basic Pre-Tax and Basic After-Tax contributions and Company matching contributions and may direct the investment of both Voluntary Pre-Tax and Voluntary After-Tax contributions and rollover contributions into a variety of investments offered under the Plan. The following funds were the investment options available in the Plan: Dillard's, Inc. Common Stock Fund, Merrill Lynch Equity Index Fund, Merrill Lynch Retirement Preservation Trust, PIMCO Real Return Fund, PIMCO Total Return Bond Fund, Van Kampen Growth & Income Fund, American Funds Growth Fund of America, Columbia Mid-Cap Value Fund, Van Kampen Mid-Cap Growth Fund, Goldman Sachs Small Cap Value Fund, Alger Small Cap Growth Fund, American Funds EuroPacific Growth Fund, Harbor International Fund, and Goal Manager Model Portfolios. Goal Manager Model Portfolios are a series of risk-based asset allocation models comprised of certain allocations to each class of investment funds available in the Plan with the exception of Dillard's, Inc. Common Stock Fund, which is not included in any Goal Manager Portfolio. These model portfolios are targeted to different types of investors based on risk tolerance, return objectives and time horizon. There are five categories of model portfolios ranging from conservative to aggressive. On December 31, 2009, Harbor International Fund replaced Alliance Bernstein International Value Fund as a fund option.

If contributions are not directed among the available investment options offered by the Plan, then the contributions are automatically invested in the Goal Manager Conservative to Moderate Investment Model.

Participant Accounts - Each participant's account is credited with the participant's contributions and with an allocation of the Company's contribution, if eligible, and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or allocated pro rata per number of participant accounts depending on the type of income or expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their accounts.

Vesting - Participants are immediately vested in their Basic Pre-Tax Accounts, Basic After-Tax Accounts, Voluntary Pre-Tax Accounts, Voluntary After-Tax Accounts, Post 2000 Dividend Account, PAYSOP/PROF Share Account, Rollover Account and Mercantile Pre-Tax Account plus earnings thereon. Vesting in the Company's contribution portion of the participant's accounts plus earnings thereon is based on years of service. Matching contributions made after December 31, 2007 vest after a participant completes 2 or more years of service. Matching contributions made after December 31, 2001 and before January 1, 2008 to the Employer Match Account vest according to a graduated schedule. These matching contributions vest at a rate of 20% per year of service, beginning after 2 years of service, with 100% vesting after a participant completes 6 or more years of service. The Employer Match 1990-2001 Account, Employer Match Pre-1990 Account and Employer Stock Bonus Account become 100% vested after a participant completes five or more years of service. The Mercantile Match Account vests at the rate of 20% per year of service, beginning after 3 years of service with 100% vesting after a Participant completes 7 or more years of service. Nonvested balances are forfeited upon distribution of a terminated participant's account and are used to restore previous forfeitures from accounts of rehired Participants, used to pay Plan fees and expenses, and to reduce the amount of the Company's future contributions to the Plan.

Forfeitures - Forfeitures of terminated participants' non-vested accounts could be used by the Plan to reduce future employer contributions. For the year ended December 31, 2009 the amount of forfeitures utilized to reduce employer contributions was $1,153,399. At December 31, 2009 the unutilized forfeiture balance was $73,673.

Payment of Benefits – Upon termination of service, a participant may receive a lump-sum payment of their Voluntary, Basic, and Rollover contributions plus the earnings thereon. The vested portion of the Company matching contributions plus the earnings thereon are available for lump sum payment at the earlier of the five-year anniversary of termination or upon reaching the normal retirement age of 65. Notwithstanding the foregoing, if the Participant's total vested account balances exceed $1,000 but are not more than $5,000, the Participant's total vested account balances may be distributed as soon as administratively feasible after the date upon which all distribution elections have been completed. If the Participant's total vested account balance is $1,000 or less, the Participant's total vested account balance will be distributed without the Participants' consent. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been removed from the trust were $551,626 and $455,664 at December 31, 2009 and 2008, respectively. These amounts continue to be included in investments in the financial statements.

Withdrawals Prior to Termination – At any time a participant may withdraw all or a portion of their Voluntary After-Tax Account, Match Account related to match contributions made by Mercantile Company and certain Employee Rollover Accounts, as defined by the Plan. Upon attainment of age 59 ½ Participants may withdraw all or a portion of the balances of their Mercantile Pre-Tax Account and any Employee Rollover Accounts. Upon attainment of age 70 ½ Participants may withdraw all of their vested accounts.

Administrative Expenses – Substantially all administrative costs are borne by the Plan.

Plan Termination – Although the Company has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

Participant Loans – In cases of immediate and heavy financial hardship, participants may borrow from their vested account balance a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund(s) and the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably over the length of the loan through weekly payroll deductions. At December 31, 2009 the rate of interest for new loans was 4.25%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets for the period. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents – The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Valuation and Income Recognition - The Plan's investments are held by Bank of America, N.A. (the "Trustee"), formerly Merrill Lynch Bank and Trust Company, FSB (the "Trustee") and consist of investments in Dillard's, Inc. common stock, mutual funds, common collective trust funds, and participant loans. Investments in Dillard's, Inc. stock, mutual funds and common collective trust funds are presented at fair value, which is determined to be the quoted market price for Dillard's, Inc. common stock, the net asset value of the mutual funds and common collective trust fund values estimated based on the market value of the underlying securities. The fair value of the common collective trust funds with underlying investments in benefit-responsive investment contracts is estimated based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The statements of net assets available for benefits present the common collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis for fully benefit-responsive investment contracts. Individual participant accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have a beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The funds' earnings, such as dividends and interest, are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at their outstanding balances, which approximates fair value.

The Merrill Lynch Retirement Preservation Trust ("RPT") is a trust for the collective investment of assets of qualified plans. The fund may invest in insurance investment contracts, money market funds and debt securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Units are issued and redeemed daily at the RPT's constant net asset value ("NAV") of $1 per unit. Distribution to the RPT's unit holders are declared daily from the net investment income and automatically reinvested in the RPT on a monthly basis, when paid. It is the policy of the RPT to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the RPT will be able to maintain this value. The contract underlying the RPT requires all participant-initiated transactions with the RPT to occur at contract value without limitation. Plan management believes that the occurrence of events that would cause the RPT to transact at less than contract value is not probable.

The average yield earned by the RPT based on annualized earnings was approximately 2.35% and 9.49% at December 31, 2009 and 2008, respectively. The average yield earned by the RPT with an adjustment to reflect the actual interest rate credited to participants was approximately 2.57% and 4.10% at December 31, 2009 and 2008, respectively.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits – Benefits are recorded when paid.

3. PLAN MERGER

Effective April 24, 2009, the assets of the CDI Contractor's, LLC 401(k) Retirement Plan (the "CDI Plan") merged with and into the Plan. Therefore, the 2009 statement of changes in net assets available for benefits includes a transfer of assets for the total of the participant accounts of the CDI Plan. Effective April 24, 2009, the Dillard's, Inc. Investment & Employee Stock Ownership Plan document became the operative benefit plan for the combined assets of both the Plan and the CDI Plan.

4. RELATED PARTY TRANSACTIONS

Certain plan investments such as the common collective trust funds and shares of mutual funds are managed by Bank of America Merrill Lynch affiliates, Columbia Asset Management LLC and BlackRock Investment Management, LLC. Bank of America Merrill Lynch Retirement Services Group performs recordkeeping responsibilities for the Plan, and Bank of America, N.A is the Plan trustee and trustee for certain collective investment funds in which the Plan invests.

The Administrative Committee ("the Committee") of the Plan, through Bank of America Merrill Lynch's MenuAdvisor service, utilizes an independent investment advisor, The Newport Group, to (1) recommend mutual funds to be included in the Plan's investment menu, (2) monitor the performance of those funds against certain pre-determined standards, and (3) recommend the removal of funds from the investment menu and the replacement of these funds by alternative funds, if the advisor determines that the funds to be removed are not performing in accordance with the pre-determined standards.

5. TAX STATUS

The Plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that the Plan and related Trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore were qualified and exempt from tax. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. On January 31, 2007, Dillard's, Inc. filed for a new determination letter for the Plan with the Internal Revenue Service, and no response has been received from the Internal Revenue Service as of the filing of this report.

6. INVESTMENTS

At December 31, 2009 and 2008, the investments of the Plan are as follows:

	Plan's Investments 2009	Plan's Investments 2008
Investments, at fair value–		
Stocks:		
Dillard's, Inc. Class A common stock *	$308,624,247	$57,283,935
Mutual Funds:		
Alger Small Cap Growth Fund	2,859,498	1,727,236
Alliance Bernstein International Value Fund	35	5,914,298
American Funds EuroPacific Growth Fund	13,869,813	8,589,066
American Funds Growth Fund of America *	38,732,365	30,675,441
Columbia Mid-Cap Value Fund	6,439,396	4,318,276
Goldman Sachs Small Cap Value Fund	5,166,487	3,392,007
Harbor International Fund	7,947,057	-
PIMCO Real Return Fund	7,988,828	5,812,214
PIMCO Total Return Bond Fund	25,528,066	17,377,997
Van Kampen Growth & Income Fund	15,479,328	11,189,417
Van Kampen Mid-Cap Growth Fund	5,365,592	3,492,737
Total mutual funds	129,376,465	92,488,689
Total investments at fair value	438,000,712	149,772,624
Investments, at estimated fair value –		
Common Collective Trust Funds:		
Merrill Lynch Retirement Preservation Trust *	72,655,954	66,498,595
Merrill Lynch Equity Index Fund	6,477,052	2,943,664
Total investments at estimated fair value	79,133,006	69,442,259
Cash and cash equivalents	495,612	663,170
Cash and cash equivalents, investments, at fair value and estimated fair value	517,629,330	219,878,053
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,270,372	10,735,746
Investments excluding participant loans, at contract value	$522,899,702	$230,613,799

* Investment representing >5% of net assets available for benefits.

The following table details the net appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended December 31, 2009
Net change in market value of Dillard's, Inc. common stock	$ 238,433,178
Net investment gain from mutual funds	25,501,776
Net investment gain from common collective trust funds	1,384,792
Net appreciation in fair value of investments	$ 265,319,746

7. FAIR VALUE MEASUREMENTS

In accordance with authoritative guidance for fair value measurements of financial assets and liabilities recognized at fair value, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008, respectively.

	Fair Value Measurements At December 31, 2009			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Dillard's, Inc. common stock	$ 308,624,247	$ -	$ -	$308,624,247
Mutual funds	129,376,465	-	-	129,376,465
Common collective trusts	-	79,133,006	-	79,133,006
Participant loans	-	10,380,958	-	10,380,958
Cash and cash equivalents	495,612	-	-	495,612
Total	$ 438,496,324	$ 89,513,964	$ -	$528,010,288

	Fair Value Measurements At December 31, 2008			
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Dillard's, Inc. common stock	$ 57,283,935	$ -	$ -	$ 57,283,935
Mutual funds	92,488,689	-	-	92,488,689
Common collective trusts	-	69,442,259	-	69,442,259
Participant loans	-	9,492,414	-	9,492,414
Cash and cash equivalents	663,170	-	-	663,170
Total	$ 150,435,794	$ 78,934,673	$ -	$229,370,467

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMNTS

In January 2010, the FASB issued ASU 2010-06, an update to Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 provides an update specifically to Subtopic 820-10 that requires new disclosures including details of significant transfers in and out of Level 1 and Level 2 measurements and the reasons for the transfers, as well as a gross presentation of activity within the Level 3 roll forward, presenting separately information about purchases, sales, issuances, and settlements. ASU 2010-06 is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward, which is required for interim and annual reporting periods beginning after December 15, 2010. The Company is evaluating the impact this standard will have on the Plan financial statements for the Plan year ending December 31, 2010.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$535,583,690	$240,750,138
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts	(5,270,372)	(10,735,746)
Net assets available for benefits per the Form 5500	$530,313,318	$230,014,392

The following is a reconciliation of the net increase in assets per the financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2009:

	2009
Net increase in net assets available for benefits per the financial statements	$ 294,833,552
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Current Year	(5,270,372)
Adjustment from contract value to fair value for funds invested in fully benefit-responsive investment contracts-Prior Year	10,735,746
Less transfer of assets from CDI Contractors LLC 401(k) Retirement Plan	(13,798,882)
Net income per the Form 5500	$ 286,500,044

10. SUBSEQUENT EVENTS

The Newport Group (the "Plan Investment Fiduciary") reviews the Plan to ensure that the investment options continue to suit the Plan's objectives. As a result of a recent review related to the sale of all Van Kampen investment funds by Morgan Stanley to Invesco Ltd., and based on the fact that the current management team of the Van Kampen Mid Cap Growth Fund (Class I) will remain with Morgan Stanley, the Plan Investment Fiduciary has recommended a replacement for this fund. Effective June 24, 2010, Prudential Jennison Mid Cap Growth Fund will be replacing the Van Kampen Mid Cap Growth Fund. The GoalManager portfolio models will be reallocated, effective June 25, 2010.

The Columbia Management Group has been the asset management division of Bank of America Corporation and, through its subsidiaries, has provided sub-advisory services to Bank of America in its fiduciary businesses and has served as adviser to the Columbia Funds. Ameriprise Financial, Inc., through a subsidiary, ("Ameriprise") has entered into an agreement with Bank of America to acquire the long-term portion of the asset management business of Columbia Management Group, LLC, including the business of managing the long-term Columbia bond and equity funds. Effective May 3, 2010, Ameriprise is the new adviser to the Columbia Funds and is not affiliated with Bank of America.

******

DILLARD'S, INC. INVESTMENT & EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, PART IV, LINE 4i –
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
	Cash and cash equivalents	Cash and cash equivalents	$495,612
	Mutual Funds:		
	Alger Small Cap Growth Fund	Mutual Fund	2,859,498
	Alliance Bernstein International Value Fund	Mutual Fund	35
	American Funds EuroPacific Growth Fund	Mutual Fund	13,869,813
	American Funds Growth Fund of America	Mutual Fund	38,732,365
	Columbia Mid-Cap Value Fund	Mutual Fund	6,439,396
	Goldman Sachs Small Cap Value Fund	Mutual Fund	5,166,487
	Harbor International Fund	Mutual Fund	7,947,057
	PIMCO Real Return Fund	Mutual Fund	7,988,828
	PIMCO Total Return Bond Fund	Mutual Fund	25,528,066
	Van Kampen Growth & Income Fund	Mutual Fund	15,479,328
	Van Kampen Mid-Cap Growth Fund	Mutual Fund	5,365,592
	Common Stock:		
*	Dillard's, Inc.	Common Stock, par value $.01	308,624,247
	Common Collective Trusts:		
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust Fund	72,655,954
*	Merrill Lynch Equity Index Fund	Common Collective Trust Fund	6,477,052
	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.50% and maturity dates from January 1, 2010 to December 6, 2019.	10,380,958
	Total Investments		$528,010,288

*Party-in-interest.

Column (d) is not applicable for participant-directed investments.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-156029 on Form S-8 of our report dated June 18, 2009 relating to the statement of net assets available for benefits as of December 31, 2008 of the Dillard's, Inc. Investment & Employee Stock Ownership Plan appearing in this Annual Report on Form 11-K of the Dillard's, Inc. Investment & Employee Stock Ownership Plan, for the year ended December 31, 2009.



Dallas, Texas
June 17, 2010

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-156029) of Dillard's, Inc. of our report dated June 18, 2010 relating to the financial statements of the Dillard's, Inc. Investment & Employee Stock Ownership Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dallas, Texas
June 18, 2010